FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2012
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: M A Ramphele (Chair), N J Holland † ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah # , C A Carolus, R Dañino*, A R Hill ≠,
D L Lazaro^, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea † , G M Wilson
† British, ≠ Canadian, # Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

Enquiries

Investor Enquiries

Zakira Amra
Tel          +27 11 562 9775
Mobile      +27 79 694 0267
email       Zakira.Amra@
              goldfields.co.za
Willie Jacobsz
Tel           +1 508 839 1188
Mobile      +1 857 241 7127
email        Willie.Jacobsz@
               gfexpl.com
Media Enquiries

Sven Lunsche
Tel           +27 11 562 9763
Mobile       +27 83 260 9279
email        Sven.Lunsche@
               goldfields.co.za
MEDIA RELEASE
Gold Fields secures 40% in Far Southeast
Johannesburg, 22 March 2012: Gold Fields Limited (Gold Fields)
(JSE, NYSE, NASDAQ Dubai: GFI) is pleased to announce that it has exercised its 40% option in the gold-copper Far Southeast Project in the
Philippines after making a US$110-million payment this week.

On 20 September 2010 Gold Fields entered into two option agreements with Lepanto Consolidated Mining Company (Lepanto), 60% owner of
Far Southeast, and Liberty Express Assets (Liberty), 40% owner of Far
Southeast, granting Gold Fields an option to acquire a 60% interest in
Far Southeast for a total consideration of US$340-million.

After making two down-payments of US$44-million and US$66-million in
September 2010 and September 2011 respectively, Gold Fields has decided to bring forward half of the remaining US$220-million payment to acquire Liberty’s 40% interest in Far Southeast.

Gold Fields continues to hold its option to acquire an additional 20%
stake in Far Southeast from Lepanto for a further US$110-million, which, if exercised, would increase its total interest in Far Southeast to 60%.

The Liberty and Lepanto options were initially granted to Gold Fields for the later of 18 months from signature in September 2010 or the date of receiving a Financial or Technical Assistance Agreement (FTAA) for the
project. A FTAA licence allows a foreign corporation to control a majority interest in a Philippine mining project.

Notwithstanding this provision, Gold Fields has the discretion to exercise either option prior to the FTAA being granted. Gold Fields has decided to exercise the Liberty option earlier than originally planned due to the fact that:

·          The due diligence results to date are positive and demonstrate significant upside to the resource potential;

·          By acquiring ownership of 40% it demonstrates its commitment to the project and formalises its partnership with Lepanto; and

·          The early exercise of the Liberty option does not affect the remaining 20% Lepanto option, which continues to be
            exercisable in accordance with the terms of the agreement.

The FTAA application for the Far Southeast project was filed in
November 2011 and based on the date of the filing Gold Fields expects it could be granted in the second half of 2012. Gold Fields also expects to have a maiden Resource statement for Far Southeast and commence a pre-feasibility study later this year.

Nick Holland, Gold Fields CEO, commented: “We are extremely pleased that we now own a 40% interest in
Far Southeast, not just an option. The positive drilling results have given us the confidence to show our commitment to the project and the Philippines.”

Far Southeast is located in the northern part of Luzon, the largest island in the Philippines. The project is situated in an existing mining camp in close proximity to two other mines historically operated by Lepanto, one of which is currently in production. Far Southeast has ready access to established infrastructure, including roads, tailings facilities, power and water. The existing workforce on the doorstep of Far Southeast is part of a community established around mining over the past 70 years.

ends

Notes to editors

About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable annualised production of 3.5 million gold equivalent ounces from eight operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 12 to 36 months.
Gold Fields has total attributable gold equivalent Mineral Reserves of 80.6 million ounces and Mineral Resources of 217 million ounces. Gold
Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels
(NYX) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 22 March 2012
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:    Senior Vice President: Investor
           Relations and Corporate Affairs